Exhibit 99.30

SPRINT HOLDCO, LLC

6200 Sprint Parkway

Overland Park, Kansas 66251

October 17, 2012

To:	Eagle River Holdings, LLC, a Washington limited liability company (“Eagle River”)

Re:	Response Notice

Ladies and Gentleman:

Reference is made to: (i) that certain Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, a Delaware corporation (the “Company”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”), and the other equityholders party thereto, as amended (the “Equityholders’ Agreement”); and (ii) that certain notice delivered by Eagle River by facsimile to the parties listed on Exhibit A thereto on October 17, 2012 (the “Interest Notice”) regarding the intended Transfer of 30,922,958 shares of Class A Common Stock of the Company (the “Class A Shares”) and 2,728,512 shares of Class B Common Stock of the Company and the corresponding Units in the LLC (the “Class B Interests” and, together with the Class A Shares, the “Interests”). Capitalized terms not defined herein have the meanings set forth in the Equityholders’ Agreement.

Pursuant to Section 3.3 of the Equityholders’ Agreement, and subject to the terms and conditions set forth in the Equityholders’ Agreement, Sprint HoldCo hereby provides notice to Eagle River of its intention to purchase all of the Interests (or, in the event that one or more of the other Non-Selling Equityholders elects to purchase Interests pursuant to a Response Notice, the maximum number of Interests that Sprint HoldCo is entitled to purchase pursuant to Section 3.3(b) of the Equityholders’ Agreement) at the purchase price set forth in the Interest Notice and on the other terms and conditions set forth in the Interest Notice.

For the avoidance of doubt, Sprint HoldCo reserves all of their other rights under the Equityholders’ Agreement.

* * * * * * *

Very truly yours,

SPRINT HOLDCO, LLC

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President